Giggles 'N' Hugs

Children's Restaurant & Playspace



Award-winning, family-friendly restaurant, where you can relax and enjoy outstanding food while your kids play to their hearts' content

Forward-Looking Statement Disclaimer

This presentation contains forward-looking statements. These statements relate to future events or expectations regarding our future financial performance. These statements are only predictions and involve risks and uncertainties, including, but not limited to the ability to open the new location, fulfill the terms and obligations of the lease, and any other difficulties related to risks and effects of legal and administrative proceedings and governmental regulation, future financial and operational results, competition, general economic conditions, and the ability to manage and continue growth.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this news release include market conditions and those set forth in reports or documents we file from time to time with the SEC. We undertake no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

PROVEN CONCEPT





30% MARGINS*

*based on Glendale, CA location performance for fiscal year 2017



FAVORABLE LANDLORD CONCESSIONS
RENT & TENANT ALLOWANCES








Giggles 'N' Hugs
Family Restaurant & Playspace

Who We Are

Award-winning solution to family dining and entertainment. Parents get to eat and relax, while kids frolic in a supervised play area.

✓ Unique, family destination with giant kid-friendly play area in a true restaurant environment

✓ Delicious, nutritious, organic menu catered to young children (1-10) and accommodative to parents

✓ To keep kids entertained and engaged, we offer activities every half hour including arts and crafts, games, karaoke, character appearances, dance parties and more, as well as puppet shows & themed nights

✓ Trained aides assist with children's enjoyment while parents relax

✓ Child drop-off service (while parents shop)
  - *First and only restaurant to offer this service in LA*

Where playtime, healthy food, and happy families converge.













Our first two locations are Award-Winning

✓ Voted "#1 Family Restaurant" by Yelp!

✓ Voted the "*#1 Birthday Party Place*" and "*Best Pizza in Los Angeles*" by Nickelodeon

✓ Rated among "*Best Family & Kid-Friendly Restaurants*" by CitySearch and GoCityKids

✓ Voted "*Best Indoor Play-space*" by Red Tricycle

Extensive Local & National Media Coverage

Bloomberg Businessweek

Los Angeles Times

PEREZ HILTON

Entrepreneur

San Fernando Valley Business Journal

People

The New York Times

examiner.com

New York

Us Weekly

OK!

Forbes

RADAR ONLINE

AC Associated Content

westsidetoday.com

NEW YORK POST

THE WALL STREET JOURNAL.

Celebrity Clientele

Giggles'N'Hugs
Children's Restaurant & Playspace



Jessica Alba and Cash Warren take their daughter, Honor to birthday party at Giggles N' Hugs, November 10



Sarah Michelle Gellar and daughter Charlotte love Giggles N' Hugs



Gwen Stefani and Gavin Rossdale take their boys, Kingston and Zuma to Giggles N' Hugs in LA on Sunday, March 6.



Ben Affleck taking Violet to Giggles N' Hugs



Jennifer Hudson and son David played at Giggles N' Hugs in LA before going on to have an early dinner together.



Victoria Beckham and Harper at Giggles N' Hugs



Halle Berry and Nahla at Giggles N' Hugs in LA



Adam and Sadie Sandler at Giggles N' Hugs




Prior Celebrity Brand Ambassadors & Super Fans



Jillian Michaels

World's leading fitness expert and a renowned life coach with an international community of followers 100 million + strong.

Trusted public figure on health and wellness recommendations with engaged active fan base.



Tia Mowry-Hardict

Two decades of success in entertainment, just wrapped third season of successful Cooking Channel series and released first cookbook, an Amazon #1 seller.

Large fan-base (100 million +) across social platforms and TV.



"

Treat your children like the stars
they are with red-carpet-worthy fun.

Giggles 'N' Hugs, Tinseltown's
favorite tot hotspot, is where
playtime, healthy food, and happy
families converge.

L. Souris Hong-Porretta, Editor

GILT CITY

LOS ANGELES

Organic & Nutritious Menus for Adults















BEGINNERS
SALADS
Giggles'N'Hugs
Family Restaurant & Playspace
MENU
PANINIS & SANDWICHES
SPECIALTY PIZZAS
ENTREES
www.gigglesnhugs.com
/gigglesnhugs
CUSTOM BURGERS
ELECTRIFYINGLY GOOD TIME

Organic & Nutritious Menus for Kids

BREAKFAST
KIDS UNDER 12 MENU
SIDES
KID'S MENU
Mom's Tricky Treat Sauce
ENTREES
PASTA
BEVERAGES
SODA, JUICE & WATER
COFFEES & TEAS
FRESH FRUIT SMOOTHIES
ESPRESSO DRINKS
ELECTRIFYINGLY GOOD TIME

Proven Ability to Drive Foot Traffic

Mall owners love Giggles N Hugs









- ✓ GIGL drives family traffic to mall properties:
    - *Turns malls into major family destinations*
    - *Increased high-value family foot traffic*
    - *Creates Vitality and Vibrancy within the mall*

- ✓ Mall owners/operators offer significant concessions & allowances:
    - *Discount on rent*
    - *$500K-$700K up-front cash (covers 50% of build-out)*

- ✓ Strong interest from major mall operators
    - *Westfield Group (55 US properties)*
    - *Macerich Group (62 US properties)*
    - *General Growth Properties (135 US properties)*
    - *Simon Properties (300+ properties)*

- ✓ Todd Star, former Westfield senior executive, spearheads negotiations with mall operators
    - *Negotiates deals on per-location basis*
    - *Pursuing primary and secondary space opportunities*

Attractive Store Economics





Site Selection Strategy

- ✓ Targeting:
  - ▪ *High-traffic, upscale retail centers & shopping malls*
  - ▪ *Lifestyle/entertainment centers*
  - ▪ *Areas with children under 10*
  - ▪ *Markets with less favorable weather*
- ✓ Empirical site selection model
- ✓ Rigorous ROI review
- ✓ 4,000-6,000 sq. ft.
  - ▪ *Smaller footprint provides better unit economics*

Typical Costs to Launch New Store

Build-Out	+$960,000
Pre-Opening Expenses	+$240,000
Initial Investment (gross)	*$1,200,000*
Tenant Improvement Funds	-$600,000
Total Company Cost	**$600,000**



Average Payback in less than 2.5 Years
(in thousands)

	YEAR 1	YEAR 2	YEAR 3	YEAR 4
Revenue	$1,400	$1,470	$1,544	$1,621
SSS Growth	n/a	5%	5%	5%
Costs	($1,070)	($1,126)	($1,185)	($1,247)
Store Net Profit	$330	$344	$359	$374
Corporate Op. Costs	($50)	($50)	($50)	($50)
EBITDA	$280	$294	$309	$324
EBITDA %	*20%*	*20%*	*20%*	*20%*

Menu updates expected to drive cost and EBITDA improvements

➤ **Current locations each generate $1.5+ million (ave.) revenue annually**

➤ **New locations in markets with more inclement weather will drive increased revenue and profit**

Experienced Senior Leadership

Joey Parsi
Founder

- ✓ 20+ year career on Wall Street
  - ▪ *Sutro & Co., Lehman Brothers, & TD Waterhouse (managed $350M+ in assets)*
- ✓ Founded Giggles N' Hugs in 2007

Philip Gay, CPA
CEO

- ✓ Former president & CEO – Grill Concepts, Inc.
- ✓ Former CFO – California Pizza Kitchen & Wolfgang Puck Food
- ✓ Former CEO & COO – Diversified Food Group
- ✓ Former CEO – Color Me Mine
- ✓ Managing Director of Triple Enterprises
- ✓ 30 years of restaurant industry experience

John Kaufman
Advisory Board Member

- ✓ Former COO of California Pizza Kitchen
  - ▪ *Grew from two locations to 70+*
- ✓ Former President/COO of Koo Koo Roo
- ✓ 33 years of restaurant industry experience

Sean Richards
Chief Operating Officer

- ✓ 20+ Years of operations management experience
  - ▪ *Regional Director at Hootwinc, LLC (7 Hooters restaurants, 1 casino & 2 bars)*
  - ▪ *General Manager, Viper Room, Pink Taco, House of Blues, Planet Hollywood & Hard Rock Café*
- ✓ Joined Giggles N' Hugs in 2010

Greg Schroeppel
Master Chef

- ✓ 25+ Years in restaurant industry
  - ▪ *Wolfgang Puck, Granita, Eureka, Chinois on Main, Rustica, Eclipse*
- ✓ R&D chef with Prospective Consulting; developed dishes for:
  - ▪ *A&W, Applebee's, KFC, Arby's, Arco AM/PM, Frito Lay, Vons, La Salsa, Shoprite, HEB, and others*
- ✓ Executive Chef at Paragon, a boutique catering company
  - ▪ *Serviced high-profile events such as Sony E3, Independent Spirit Awards, post and pre Emmy parties, Oscars, Super Bowl, and more*









What Our Customers Say



"**The entire experience was amazing**, from the booking and planning with Marielle to the day-of food service and entertainment." – 7/28/17

"The food was great, service was fast despite being extremely busy...and everyone at Giggles N' Hugs was very friendly! **We will definitely be coming back!** " – 9/11/17

"As a parent are you tired of always feeling forgotten, forced to eat "kids" not so flavorful pizzas or dinosaur shaped chicken nuggets? Well, **Giggles N Hugs is an awesome answer to some of your problems**." – 10/10/16









Giggles 'N' Hugs

Children's Restaurant & Playspace

3222 Galleria Way
Los Angeles, CA 91210
Tel (310) 553-4847
info@gigglesnhugs.com

Joey Parsi, Founder/Chairman
Philip Gay, CEO
Sean Richards COO
Giggles N' Hugs

joey@gigglesnhugs.com
Philip.gay@gigglesnhugs.com

